UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December,  2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date December 28, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Interim Dividend Payments for Financial Year 2016.

No. TEL289  /PR000/COP-I5000000/2016

Jakarta,  December 28, 2016

To

Board of Commissioners of the Indonesian Financial Services  Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

ROI Ministry of Finance Office Complex

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re       :  Interim Dividend Payment for 2016 Financial Year

With Respect,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No.31/POJK/04/2015 related to disclosure of information and material facts for public company, we hereby inform you this following information:

Company Name	:	PT Telkom Indonesia (Persero) Tbk
Line of Business	:	Telecommunication
Address	:	Graha Merah Putih Jl. Jend. Gatot Subroto Kav 52 Jakarta
Phone	:	+62 21 521 5109
Fax	:	+62 21 522 0500

1	Date	December 27, 2016
2	Information	Interim Dividend Payments for Financial Year 2016
3	Explanation

On December 27, 2016 Jakarta time we already paid up all the interim dividend to all share holder in the amount of Rp1,919,726,695,491.40 or Rp19.379per share, based on the number of issued and fully paid up shares (excluding the buyback shares of the Company as of the Recording date). The schedule of the Interim Dividend payments for financial year 2016 is following our schedule that has been disclosed to the OJK, IDX and Public.

4	Impact of The Event	This interim dividend payment will reduce our cash (Telkom’s financial position), but this transaction will not materially affect our operational, legal and sustainability of the company.
5	Others	The schedule of the Interim Dividend payments for financial year 2016 is following our schedule that have been disclosed to the OJK, IDX and Public.

Sincerely yours,

/s/Andi Setiawan

ANDI SETIAWAN

VP Investor Relations